OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

BIO-IMAGING TECHNOLOGIES, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

09056N103000

(Cusip Number)

Gerald F. Roach, Esq.
Christopher B. Capel, Esq.
Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.
2500 First Union Capitol Center
150 Fayetteville Street Mall
Raleigh, North Carolina 27601
(919) 821-1200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09056N103000

1.	Name of Reporting Person: Quintiles Transnational Corp.		I.R.S. Identification Nos. of above persons (entities only): 56-1714315

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐
JOINT FILING

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: North Carolina

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 919,792[1]

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 919,792[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 919,792[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.85%[2]

14.	Type of Reporting Person (See Instructions): CO

1 Includes 919,792 shares of common stock (“Common Stock”) of Bio-Imaging Technologies, Inc. (the “Issuer”) beneficially owned by Quintiles, Inc. (“Quintiles”), a wholly-owned subsidiary of Quintiles Transnational Corp. (“QTRN”). Pursuant to an Agreement between Quintiles and the Issuer, Quintiles loaned the Issuer an aggregate amount of $1,000,000. The outstanding principal amount of the loan is $833,332. Such amount is convertible by Quintiles into the Issuer’s Common Stock based on the “Conversion Price” as defined in such Agreement, subject to adjustment as set forth therein. The current Conversion Price is the greater of $0.906 or 75% of the average closing price for the 10 days before conversion. Based on an assumed Conversion Price of $0.906 per share and the outstanding loan amount, Quintiles has the right to acquire 919,792 shares of the Issuer’s Common Stock. Using the average price calculation instead, as of February 12, 2003, the Conversion Price is $2.17425 and Quintiles has the right to acquire 383,273 shares.

2 Calculated based on 8,418,903 shares of outstanding Common Stock of the Issuer on September 30, 2002, as reported in the Issuer’s Form 10-QSB for the period ending September 30, 2002 and filed with the Securities and Exchange Commission on November 6, 2002, and 919,792 shares of Common Stock beneficially owned by Quintiles. See footnote 1 above; using the average price calculation, the percentage is 4.35%.

CUSIP No. 09056N103000

1.	Name of Reporting Person: Quintiles, Inc.		I.R.S. Identification Nos. of above persons (entities only): 56-1323952

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐
JOINT FILING

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: North Carolina

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 919,792[3]

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 919,792[3]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 919,792[3]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.85%[4]

14.	Type of Reporting Person (See Instructions): CO

3 Includes 919,792 shares of Common Stock of the Issuer beneficially owned by Quintiles, a wholly-owned subsidiary of QTRN. Pursuant to an Agreement between Quintiles and the Issuer, Quintiles loaned the Issuer an aggregate amount of $1,000,000. The outstanding principal amount of the loan is $833,332. Such amount is convertible by Quintiles into the Issuer’s Common Stock based on the “Conversion Price” as defined in such Agreement, subject to adjustment as set forth therein. The current Conversion Price is the greater of $0.906 or 75% of the average closing price for the 10 days before conversion. Based on an assumed Conversion Price of $0.906 per share and the outstanding loan amount, Quintiles has the right to acquire 919,792 shares of the Issuer’s Common Stock. Using the average price calculation instead, as of February 12, 2003, the Conversion Price is $2.17425 and Quintiles has the right to acquire 383,273 shares.

4 Calculated based on 8,418,903 shares of outstanding Common Stock of the Issuer on September 30, 2002, as reported in the Issuer’s Form 10-QSB for the period ending September 30, 2002 and filed with the Securities and Exchange Commission on November 6, 2002, and 919,792 shares of Common Stock beneficially owned by Quintiles. See footnote 3 above; using the average price calculation, the percentage is 4.35%.

Item 1.	Security and Issuer
This Schedule 13D/A relates to the common stock, par value $.00025 per share, of the Issuer (the “Common Stock”). The principal executive offices of the Issuer are located at 826 Newtown-Yardley Road, Newtown, Pennsylvania 18940-1721.

Item 2.	Identity and Background
The names of the entities filing this report (the “Reporting Persons”) are Quintiles Transnational Corp., a North Carolina corporation (“QTRN”), whose principal offices are located at 4709 Creekstone Drive, Riverbirch Building, Suite 200, Durham, North Carolina 27703 and Quintiles, Inc., a North Carolina corporation (“Quintiles”), whose principal offices are located at 4709 Creekstone Drive, Riverbirch Building, Suite 200, Durham, North Carolina 27703. QTRN helps improve healthcare worldwide by providing a broad range of professional services, information and partnering solutions to the pharmaceutical, biotechnology and healthcare industries and Quintiles is a wholly-owned subsidiary of QTRN.

This statement is filed jointly on behalf of QTRN and Quintiles, pursuant to Rule 13d-1(k)(1).

During the last five years, neither the Reporting Persons nor any of their respective executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has either Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Please see Schedule I for information pertaining to QTRN’s and Quintiles’ executive officers and directors.

Item 3.	Source and Amount of Funds or Other Consideration
The shares of Common Stock beneficially owned by the Reporting Persons were acquired on October 25, 2001 (the “Closing Date”) pursuant to an Asset Purchase Agreement (the “Agreement”), dated as of the Closing Date, between the Issuer and Quintiles. Pursuant to the Agreement, Quintiles sold certain of its assets in consideration for the Issuer’s promissory note (the “Note”) in the principal amount of $1,000,000 with interest per annum equal to the three month LIBOR rate in effect on the last day of each quarter, plus three percent (3.0%), as reported in the Wall Street Journal.

The Note, which is payable in quarterly installments with respect to 50% of the aggregate principal amount together with all outstanding interest, matures thirty-six (36) months from the Closing Date and is convertible by Quintiles any time prior to maturity into shares of Common Stock.

Over time, the Issuer has made principal payments that have reduced the outstanding principal balance of the Note. The outstanding principle amount of the Note is $833,332. Such amount is convertible by Quintiles into the Issuer’s Common Stock based on the “Conversion Price” as defined in such Agreement, subject to adjustment as set forth therein. The current Conversion Price is the greater of $0.906 or 75% of the average closing price for the 10 days before conversion. Based on an assumed Conversion Price of $0.906 per share and the outstanding loan amount, Quintiles has the right to acquire 919,792 shares of the Issuer’s Common Stock. The number of shares of Common Stock into which the Note may be converted could be less than 919,792, depending on the market price per share of Common Stock on the date of conversion, and the outstanding principal balance as of any such conversion. For example, using the average price calculation, as of February 12, 2003, the Conversion Price is $2.17425 and Quintiles has the right to acquire 383,273 shares.

Item 4.	Purpose of Transaction
Pursuant to the Agreement, the Issuer was required to use its Reasonable Efforts, as defined in the Agreement, to effect the election to the Issuer’s Board of Directors one individual designated by Quintiles. Such individual designated by Quintiles was elected to the Issuer’s Board of Directors. Any vacancy created by the death, disability, retirement or removal of such individual prior to the 2003 Annual Meeting shall be filled by an individual similarly designated by Quintiles.

The Reporting Persons will acquire up to an additional 646,247 shares of Common Stock after January 1, 2003, to the extent that revenues between the Closing Date and December 31, 2002 arising from certain contracts transferred to the Issuer exceed a threshold amount.

The Agreement is filed as an exhibit to the previously filed Schedule 13D and is incorporated herein by reference. The foregoing summary of the transaction is not intended to be complete and is qualified in its entirety by reference to such exhibit.

The Reporting Persons acquired beneficial ownership of the shares for the purpose of investment only and may elect to dispose or otherwise transfer such shares from time to time, as permitted under contract or applicable law. Except to the extent that it is customary for the director designated by Quintiles to do so, the Reporting Persons have no intention to influence or direct the Issuer’s affairs, modify its corporate structure or interfere with the business decisions of its management. Except as may be set forth above, neither the Reporting Persons, nor to the best of their knowledge, any executive officer or director of the Reporting Persons, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (c) a sale or transfer or a material amount of assets of the Issuer; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or to ceasing to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to

Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer
Based on information contained in the most recent publicly available filings of the Issuer with the Securities and Exchange Commission, QTRN is deemed to beneficially own the number of shares and the percentage of outstanding shares of Issuer Common Stock listed on lines 11 and 13, respectively, of Page 2 of this Schedule 13D/A. In addition, the number of shares as to which QTRN has sole or shared voting power and sole or shared dispositive power, is listed on lines 7-10 of Page 2 of this Schedule 13D/A.

Based on information contained in the most recent publicly available filings of the Issuer with the Securities and Exchange Commission, Quintiles is deemed to beneficially own the number of shares and the percentage of outstanding shares of Issuer Common Stock listed on lines 11 and 13, respectively, of Page 3 of this Schedule 13D/A. In addition, the number of shares as to which Quintiles has sole or shared voting power and sole or shared dispositive power, is listed on lines 7-10 of Page 3 of this Schedule 13D/A.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.01*	Asset Purchase Agreement, dated October 25, 2001, between the Issuer and Quintiles, Inc.

Exhibit 99.02*	Joint Filing Agreement between Quintiles Transnational Corp. and Quintiles, Inc.

* Previously Filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2003

QUINTILES TRANSNATIONAL CORP.

By:	/s/ John S. Russell
Name:	John S. Russell
Title:	Executive Vice President

QUINTILES, INC.

By:	/s/ John S. Russell
Name:	John S. Russell
Title:	Vice President

SCHEDULE I

Directors and Officers of Quintiles Transnational Corp.

     The name and principal occupation of each executive officer and director of Quintiles Transnational Corp. (“QTRN”) are set forth below. Unless otherwise indicated, each occupation set forth opposite an executive officer’s name refers to employment with Quintiles. The business address of each person is c/o Quintiles Transnational Corp., 4709 Creekstone Drive, Riverbirch Building, Suite 200, Durham, North Carolina 27703.

Name	Present Principal Occupation

Dennis B. Gillings, Ph.D.	Chairman
Robert C. Bishop, Ph.D.	Director
E.G.F. Brown	Director
Vaughn D. Bryson	Director
Chester W. Douglass, Ph.D.	Director
Arthur M. Pappas	Director
William L. Roper, M.D.	Director
Virginia V. Weldon, M.D.	Director
Pamela J. Kirby, Ph.D.	Chief Executive Officer
James L. Bierman	Chief Financial Officer, Executive Vice President and Treasurer
John S. Russell	Executive Vice President, Secretary and General Counsel

Directors and Officers of Quintiles, Inc.

     The name and principal occupation of each executive officer and director of Quintiles, Inc. (“Quintiles”) are set forth below. Unless otherwise indicated, each occupation set forth opposite an executive officer’s name refers to employment with Quintiles. The business address of each person is c/o Quintiles, Inc., 4709 Creekstone Drive, Riverbirch Building, Suite 200, Durham, North Carolina 27703.

Name	Present Principal Occupation

Dennis B. Gillings	Director and Chief Executive Officer
Joseph J. Colatuno	President
R. David Andrews	Director and Vice President
John S. Russell	Vice President and Secretary
James L. Bierman	Treasurer
Beverly Rubin	Assistant Secretary